September 16, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Lynn Dicker, Reviewing Accountant
David Burton, Staff Accountant

Re:	TopSpin Medical, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 30, 2009
File No. 333-144472
Dear Ms. Dicker and Mr. Burton:
On behalf of TopSpin Medical (the “Company”), this letter is being submitted in response to the comments given by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Eldad Yehiely, Chief Financial Officer of the Company, dated August 17, 2008 (the “Comment Letter”), with respect to the above filing.
For your convenience, we set forth each comment in the Comment Letter in italicized typeface and included each response below the relevant comment. All references to page numbers in our responses reflect paginations in the filings cited.

Securities and Exchange Commission
September 16, 2009

Form 10-K for the year ended December 31, 2008
Item 9A(T) — Controls and Procedures, page 60
It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting. Refer to Item 308(T) of Regulation S-K.
If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.
In performing your evaluation, you may find the following documents helpful:
•	the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•	the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 — A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).
In addition, please evaluate whether management’s failure to perform or complete its report on internal control over financial reporting impacts is conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and, as appropriate, revise your conclusion regarding the effectiveness of disclosure controls and procedures at December 31, 2008. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(c), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find as http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Securities and Exchange Commission
September 16, 2009

1.	The Company advises the Staff that the management assessment of internal control over financial reporting was inadvertently omitted from its Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 30, 2009 (the “Original 10-K”). The Company has, on the date hereof, filed an amendment to the Original 10-K on Form 10-K/A (the “Amended 10-K”) which includes the required report on management’s assessment of internal control over financial reporting.

In addition, the Company has, in the Amended 10-K, revised its conclusions regarding the effectiveness of its disclosure controls as of December 31, 2008 to note that the Company’s disclosure controls were ineffective as of such date due solely to the failure to provide the required report on management’s assessment of internal control over financial reporting in the Original 10-K.
Exhibits 31.1 and 31.2
2.	We note that the certifications filed as Exhibits 31.1 and 31.2 in your December 31, 2008 Form 10-K and March 31, 2009 and June 30, 2009 Form 10-Qs do not include all of the introductory language of paragraph 4 required by Item 601(b)(31) of Regulation S-K. Please amend these filings to include the revised certifications that provide all of the required statements.

The Company has revised the certifications filed as Exhibits 31.1 and 31.2 in the Amended 10-K and in amendments, filed on the date hereof, on Form 10-Q/A to the Quarterly Reports on Form 10-Q filed by the Company for the periods ending March 31, 2009 and June 30, 2009 (together, the “Amended 10-Qs”) to address the Staff’s comment.

3.	Additionally, we note that the identification of the certifying individual at the end of each certification required by Exchange Act Rule 13a-14(a) does not include the title of the certifying individual. Along with the electronic signature, the identification of the certifying individual at the end of the certification should include the individual’s title. Please revise the certifications to present this certification in the exact form as required by Item 601 of Regulation S-K. This comment also applies to the certifications in Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009.

The Company has revised the certifications filed as Exhibits 31.1 and 31.2 in the Amended 10-K and in the Amended 10-Qs to address the Staff’s comment.

In connection with responding to your comments, the Company acknowledges that:

* * * *

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission
September 16, 2009

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at +972 (3) 525-7368 if you should have any questions or comments with regard to these responses.
Very truly yours,
/s/ Eldad Yehiely
Name: Eldad Yehiely
Title: Finance Manager